Exhibit 99.1

August 7, 2025

Vancouver, British Columbia

SECOND QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Record Revenue and Operating Cash

Flow for the Second Quarter of 2025

“Wheaton delivered another outstanding quarter, achieving record revenue, adjusted net earnings, and operating cash flow for both the second quarter and the first half of 2025,” said Randy Smallwood, Chief Executive Officer of Wheaton Precious Metals. “We also made significant progress in our near-term growth strategy as Blackwater announced commercial production and Goose successfully delivered its first gold pour during the quarter, a strong indicator that our catalyst-rich year is progressing as planned. We remain committed to disciplined capital deployment, focusing only on the most accretive opportunities that are structured to generate meaningful, long-term value for all stakeholders.”

Record Financial Performance and Strong Balance Sheet

●	Second quarter of 2025: A record $503 million in revenue, $292 million in net earnings, a record $286 million in adjusted net earnings, and a record $415 million in operating cash flow.
●	Declared a quarterly dividend[1] of $0.165 per common share and made two quarterly dividend payments totalling $150 million.
●	Balance Sheet: Cash balance of $1.0 billion, no debt, and an undrawn $2 billion revolving credit facility as at June 30, 2025.
o	Undrawn $2 billion revolving credit facility extended by an additional year with the facility now maturing on June 30, 2030.

High Quality Asset Base

●	Streaming and royalty agreements on 20 operating mines and 26 development and other projects[5].
●	83% of attributable production from assets in the lowest half of their respective cost curves[2,4].
●

Attributable gold equivalent production[3] (“GEOs”) of 158,600 ounces in the second quarter of 2025, a 9.5% increase relative to the comparable period of the prior year primarily due to stronger production at Salobo coupled with the commencement of production at Blackwater.

●

On May 2, 2025, Artemis Gold Inc., (“Artemis Gold”) announced the commencement of commercial production at its Blackwater mine, with mining operations exceeding 90% of planned tonnage, and both tonnes and grades reconciling favorably to the resource model.

●	On June 30, 2025, B2Gold Corp. (“B2Gold”) announced the first gold pour at its Goose project, with the mill running consistently at approximately 50% of nameplate capacity as planned.
●	Growth profile was further de-risked as construction activities advanced at a number of development projects including Mineral Park, Platreef, Fenix, Kurmuk and Koné.

Leadership in Sustainability

●	Top Rankings: One of the top-rated companies by Sustainalytics, AAA rated by MSCI and Prime rated by ISS.
●	Recognized among the top 10 companies on Corporate Knights’ annual Best 50 Corporate Citizens in Canada.
●

Published annual Sustainability Report highlighting our commitment to responsible business practices and providing a comprehensive review of Wheaton’s performance in environmental, social and governance topics.

●	Published annual Climate Change Report detailing how Wheaton is addressing climate change risks and opportunities, as well as potential climate-related impacts.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q2 2025	Q2 2024	Change	YTD 2025	YTD 2024	Change

Units produced

Gold ounces	91,968	83,743	9.8%	184,637	176,101	4.8%

Silver ounces	5,407	5,047	7.1%	10,100	10,529	(4.1)%

Palladium ounces	2,435	4,338	(43.9)%	5,096	8,801	(42.1)%

Cobalt pounds	647	259	149.7%	1,187	499	137.8%

Gold equivalent ounces [3]	158,608	144,904	9.5%	309,209	303,393	1.9%

Units sold

Gold ounces	98,973	77,326	28.0%	210,270	169,345	24.2%

Silver ounces	4,868	3,823	27.3%	9,351	7,890	18.5%

Palladium ounces	2,575	4,301	(40.1)%	5,032	9,075	(44.6)%

Cobalt pounds	353	88	301.1%	618	397	55.7%

Gold equivalent ounces [3]	157,916	123,462	27.9%	323,212	265,756	21.6%

Change in PBND and Inventory

Gold equivalent ounces [3]	(11,551)	7,986	19,537	(38,205)	9,322	47,527

Revenue	$503,218	$299,064	68.3%	$973,629	$595,870	63.4%

Net earnings	$292,270	$122,317	138.9%	$546,254	$286,358	90.8%

Per share	$0.644	$0.270	138.5%	$1.204	$0.632	90.5%

Adjusted net earnings [1]	$286,004	$149,565	91.2%	$536,830	$288,398	86.1%

Per share [1]	$0.630	$0.330	90.9%	$1.183	$0.636	86.0%

Operating cash flows	$414,959	$234,393	77.0%	$775,752	$453,773	71.0%

Per share [1]	$0.914	$0.517	76.8%	$1.709	$1.001	70.7%

All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in the second quarter of 2025 was $503 million (65% gold, 33% silver, 1% palladium and 1% cobalt), with the $204 million increase relative to the prior period quarter being primarily due to a 32% increase in the average realized gold equivalent³ price; and a 28% increase in the number of GEOs³ sold.

Revenue was $974 million in the six months ended June 30, 2025, representing a $378 million increase from the comparable period of the previous year due primarily to a 34% increase in the average realized gold equivalent³ price; and a 22% increase in the number of GEOs³ sold.

Cash Costs and Margin

Average cash costs¹ in the second quarter of 2025 were $470 per GEO³ as compared to $437 in the second quarter of 2024. This resulted in a cash operating margin¹ of $2,717 per GEO³ sold, an increase of 37% as compared with the second quarter of 2024, a result of the higher realized price per ounce. The higher margin reflects the leverage provided by fixed per-ounce production payments across the majority of Wheaton’s operating streams, which accounted for 85% of revenue during the quarter. Notably, year-over-year margin growth exceeded the appreciation in gold prices over the same period, underscoring the effectiveness of Wheaton’s business model in leveraging rising commodity prices while maintaining strong cash operating margins.

Average cash costs¹ for the six months ended June 30, 2025 were $458 per GEO³ as compared to $435 in the comparable period of the previous year. This resulted in a cash operating margin¹ of $2,554 per GEO³ sold, a 41% increase from comparable period of the previous year, a result of the higher realized price per ounce.

Cash Flow from Operations

Operating cash flow in the second quarter of 2025 amounted to $415 million, with the $181 million increase from the comparable period of the prior year, due primarily to the higher gross margin.

Operating cash flows for the six months ended June 30, 2025 amounted to $776 million, with the $322 million increase from the comparable period of the previous year being due primarily to the higher gross margin.

Produced But Not Yet Delivered

As at June 30, 2025, approximately 130,000 GEOs were produced but not yet delivered (“PBND”) representing approximately 2.7 months of payable production. Total PBND ounces decreased quarter-over-quarter as strong production levels in the first quarter of 2025, resulted in an increase to sales realized in the second quarter of 2025, due to the inherent timing delay between production and sales. The Company expects PBND levels to stay at the higher end of its forecasted range of two to three months until the end of 2025, in part due to the ramp up of new mines, forecast to commence operations in the second half of the year.

Balance Sheet (at June 30, 2025)

●	Approximately $1.0 billion of cash on hand.
●

The Company extended its existing undrawn $2 billion revolving term loan (the “Revolving Facility”) with its maturity date now June 30, 2030. In addition, the Company added an incremental $500 million accordion feature, providing expanded financial capacity.

●	During the second quarter of 2025, the Company made total upfront cash payments of $347 million relative to the mineral stream interests consisting of:
o	$156 million relative to the Koné PMPA;
o	$144 million relative to the Salobo III expansion;
o	$44 million relative to the Kurmuk PMPA; and
o	$3 million relative to the Cangrejos PMPA.
●	Subsequent to the quarter, the Company made additional upfront cash payments of $206 million relative to the mineral stream interests consisting of:
o	$156 million relative to the Koné PMPA; and
o	$50 million relative to the Fenix PMPA.
●

With the existing cash on hand coupled with the fully undrawn $2 billion revolving facility coupled with the $500 million accordion and ongoing operating cash flows, the Company believes it is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Senior Management Promotions

On June 18, 2025, Wheaton was pleased to announce key senior management promotions as the Company positions itself for its next era of innovation and growth. Effective June 30, 2025, Haytham Hodaly, formerly Senior Vice President of Corporate Development, was appointed to President of the Company. In addition, Curt Bernardi, formerly Senior Vice President Legal and Strategic Development, was promoted to Executive Vice President, Strategy and General Counsel. Randy Smallwood remains the Chief Executive Officer of Wheaton.

Second Quarter Operating Asset Highlights

Salobo: In the second quarter of 2025, Salobo produced 69,400 ounces of attributable gold, an increase of approximately 10% relative to the second quarter of 2024, primarily due to higher throughput, partially offset by lower grades. On July 22, 2025, Vale S.A. (“Vale”) announced that following the implementation of Salobo 3, the Salobo complex has reached full ramp-up and is consistently delivering strong operational performance.

Antamina: In the second quarter of 2025, Antamina produced 1.3 million ounces of attributable silver, an increase of approximately 31% relative to the second quarter of 2024 primarily due to higher grades, partially offset by lower recoveries and the impacts of a full safety shutdown which lasted approximately one week.

Peñasquito: In the second quarter of 2025, Peñasquito produced 2.1 million ounces of attributable silver, a decrease of approximately 7% relative to the second quarter of 2024, primarily the result of lower grades as mining activities have transitioned back into the Peñasco pit which contains lower silver grades relative to the Chile Colorado pit.

Constancia: In the second quarter of 2025, Constancia produced 0.6 million ounces of attributable silver and 4,600 ounces of attributable gold, an increase of approximately 22% for silver production and a decrease of approximately 27% for gold production relative to the second quarter of 2024. The decrease in gold was primarily the result of lower grades as more material was mined from the Constancia pit and reclaimed from the stockpile compared with the prior year. On July 3, 2025, it was reported that protests by informal miners in Peru led to intermittent roadblocks along the Southern Road Corridor, impacting major copper operations including Hudbay’s Constancia mine and MMG Limited’s Las Bambas mine8. MMG Limited later confirmed that transportation resumed as of July 15, 2025, following an agreement by artisanal miners to lift the blockades. Wheaton’s second quarter deliveries from Constancia remained unaffected by these temporary disruptions.

San Dimas: In the second quarter of 2025, San Dimas produced 7,000 ounces of attributable gold, a decrease of approximately 1% relative to the second quarter of 2024, primarily due to lower grades and recovery as well as the change of the gold to silver conversion ratio from 70:1 to 90:1, partially offset by higher throughput. In accordance with the San Dimas PMPA, effective April 30, 2025, the fixed gold to silver conversion ratio has been revised from 70:1 to 90:1. (see footnote 4 on page 13 of this press release for more information).

Stillwater: In the second quarter of 2025, the Stillwater mines produced 1,700 ounces of attributable gold and 2,400 ounces of attributable palladium, a decrease of approximately 21% for gold and 44% for palladium relative to the second quarter of 2024, primarily due to lower throughput as Stillwater West operations were placed into care and maintenance in September 2024.

Voisey’s Bay: In the second quarter of 2025, the Voisey’s Bay mine produced 647,000 pounds of attributable cobalt, an increase of approximately 150% relative to the second quarter of 2024, as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground continues. On April 15, 2025, Vale reported the consistent ramp-up of Voisey’s Bay’s underground operations. The full ramp-up is expected by the second half of 2026.

Other Gold: In the second quarter of 2025, total Other Gold attributable production was 4,800 ounces, an increase of approximately 721% relative to the second quarter of 2024 due to the initial reported production from the Blackwater Mine, which achieved commercial production on May 1, 2025. Notable operational updates for assets included within ‘other gold’ include:

●

Blackwater: On May 2, 2025, Artemis Gold announced the commencement of commercial production at its Blackwater mine, with mining operations exceeding 90% of its planned tonnage, and both mined tonnes and grades reconciling favorably to the resource model. On June 19, 2025, Artemis Gold announced the acceleration of the design and implementation of Phase 2 of the Blackwater Mine, with a final investment decision by their board anticipated by year-end 2025. On July 14, 2025, Artemis Gold announced that it had further ramped up operations and was producing at a steady state with the mill operating above design capacity for the month of June. Artemis Gold also notes that gold production is expected to be weighted to the second half of the year.

●

Marmato: On May 7, 2025, Aris Mining Corporation (“Aris”) reported that the processing plant capacity increased from 4,000 tpd to a planned 5,000 tpd. Aris reports that construction remains on track, and production is expected to start ramping up in the second half of 2026.

Other Silver: In the second quarter of 2025, total Other Silver attributable production was 1.5 million ounces, an increase of approximately 8% relative to the second quarter of 2024, as the initial reported production from Blackwater was offset by lower production at Los Filos.

Recent Development Asset Updates

Goose Project: On June 30, 2025, B2Gold announced the first gold pour at its Goose project, with the mill running consistently at approximately 50% of nameplate capacity during this initial phase, as planned. B2Gold expects a ramp up to commercial production in the third quarter of 2025.

Mineral Park Project: During the quarter, Waterton’s Origin Mining achieved a key milestone by introducing first ore to the mill at its Mineral Park project. Waterton indicates that the ramp-up to commercial production is underway and expected to be reached during the second half of 2025. At steady state throughput, the fully refurbished mill capacity will be 16.5 Mtpa.

Platreef Project: On July 30, 2025, Ivanhoe Mines (“Ivanhoe”) announced that development ore is now being hoisted to surface and stockpiled in preparation for the initial feed into the Phase 1 concentrator, which continues advancing toward commercial production in Q4 2025. Phase 1 is the first step of a three-phase expansion plan, which aims to make Platreef one of the world’s largest producers of platinum, palladium, rhodium, and gold. Ivanhoe notes that Phase 2 expansion activities are underway and on track for first production in Q4 2027.

Fenix Project: On July 31, 2025, Rio2 Limited (“Rio2”) reported that construction was 41% complete, and remains on track and on budget for first gold production in Q1 2026. Rio2 reports the leach pad will be ready to receive minerals in August 2025, with completion of the Mine Expansion Study targeted for December 2025.

Kurmuk Project: On August 6, 2025, Allied Gold Corporation (“Allied”) reported that engineering and procurement are approximately 90% complete, with mining fleet mobilization well underway and first units expected to arrive on site imminently. Concurrently, Allied is advancing technical studies aimed at improving operational confidence and flexibility, including potential increases in plant throughput and other targeted optimizations. Allied continues to forecast the commencement of production by mid-2026.

El Domo Project: On April 23, 2025, Silvercorp Metals Inc. (“Silvercorp”) reported that it is targeting to bring the project into production by the end of 2026. The construction of the main plant and auxiliary facilities are expected to commence in September 2025, with major equipment installation expected to commence in May 2026. On August 5, 2025, Silvercorp announced that the Constitutional Court of Ecuador has delivered a unanimous decision to uphold the validity of the environmental license for the El Domo project.

Koné Project: On May 27, 2025, Montage Gold Corp. (“Montage”) provided a construction update for its Koné project, where construction continues to progress rapidly and remains well on track for first gold pour in Q2 2027. Montage notes that significant progress has been made on the key ongoing workstreams which include the water storage and abstraction facility, and camp construction. Notably, the carbon-in-leach ring beams were completed two months ahead of schedule, marking a key milestone. On July 21, 2025, Montage reported that its exploration program continues to provide significant confidence in achieving the previously published short-term exploration target of discovering more than 1Moz of Measured and Indicated Resources. As a result of ongoing successful results and drilling efficiency, Montage states that its exploration program has increased from 90,000 meters to 120,000 meters in 2025.

Copper World Project: On March 27, 2025, Hudbay reported that feasibility studies are underway at the fully permitted Copper World project.

Santo Domingo Project: On July 31, 2025, Capstone Copper Corp. (“Capstone”) reported that it is at an advanced stage in its partnership process and expects to announce a partner during Q3 2025. A potential project sanctioning decision is not anticipated prior to mid-2026.

Marathon Project: On May 22, 2025, Generation Mining Ltd. announced that it has received the final key permit required for the construction of the Marathon project in Northwestern Ontario. The Environmental Compliance Approval – Industrial Sewage Works permit, received from the Ontario Ministry of Environment, Conservation and Parks, is for the management and discharge of water for the construction phase of the project.

Cangrejos Project: On June 23, 2025, CMOC Singapore Pte. Ltd., a Singapore entity and a subsidiary of CMOC Group Limited (collectively “CMOC”) announced that it had completed its previously disclosed acquisition of Lumina Gold Corp9. CMOC reports that it has assembled a multidisciplinary project team to fast-track development of the Cangrejos project, with commercial production targeted for 2028.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Sustainability

Annual Sustainability & Climate Change Reports

Wheaton published its annual Sustainability and Climate Change reports on May 22, 2025. These reports are part of Wheaton’s voluntary suite of sustainability disclosures demonstrating the Company’s commitment to responsible business practices and ESG performance.

ESG Ratings & Awards

On June 25, 2025, Wheaton was named as one of Corporate Knights’ 2025 Best 50 Corporate Citizens in Canada ranking ninth on the list. With a significant portion of the score linked to sustainable revenue, this ranking reflects Wheaton’s commitment to responsible business practices and underscores the quality and sustainability performance of the Company’s mining partners.

Future of Mining Challenge

Subsequent to the quarter, on July 2, 2025, Wheaton announced the return of its Future of Mining Challenge, inviting ventures from around the world to propose industry solutions aimed at improving operational efficiencies and minimizing environmental impacts. For the 2025/26 challenge, Wheaton will award US$1 million to a cleantech venture with innovative technology that seeks to advance sustainable water management in the mining industry. Wheaton will accept expressions of interest until the end of day on Friday, August 29, 2025. Once all expressions of interest have been received and reviewed, Wheaton will invite select ventures to submit a full application in September 2025. For more information about Wheaton’s Future of Mining Challenge and how to submit an expression of interest, visit www.futureofmining.ca.

Community Investment Program

•

In the second quarter, Wheaton extended its longstanding support for Hudbay’s Agricultural Development Program, which focuses on using agriculture and livestock-oriented initiatives to help local communities near the Constancia mine diversify their income and build sustainable livelihoods. In addition, building on the success of Vale’s Maranhão Women’s Network, which supports communities near the Salobo mine, Wheaton has committed ongoing support to the program, funding a two-year investment to strengthen the cooperative’s production cycle, launch new social enterprises, and expand its product portfolio.

•

Wheaton’s Partner Community Investment Program continues to support initiatives with the Vale Foundation, Vale Canada, Hudbay, First Majestic, Newmont, Artemis, Aris Mining and Ivanplats to support the communities influenced by the mines and provide vital services and programs, educational resources, health and dental programs, poverty reduction initiatives, entrepreneurial opportunities, and various social and environmental programs.

•	In the second quarter of 2025, Wheaton was the lead sponsor for the Canadian Cancer Society’s Daffodil Ball, Coast Mental Health’s Courage to Come Back Awards and the Pacific Salmon Foundation’s Gala.

2025 and Long-Term Production Outlook

Wheaton’s estimated attributable production in 2025 is forecast to be 350,000 to 390,000 ounces of gold, 20.5 to 22.5 million ounces of silver, and 12,500 to 13,500 GEOs3 of other metals, resulting in annual production of approximately 600,000 to 670,000 GEOs3, unchanged from previous guidance2,3.

Annual production is forecast to increase by approximately 40% to 870,000 GEOs3 by 2029, with average annual production forecast to grow to over 950,000 GEOs3 in years 2030 to 2034, also unchanged from previous guidance6,7.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

Wheaton will release its 2025 second quarter results on Thursday, August 7, 2025, after market close. A conference call will be held on Friday, August 8, 2025, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-888-510-2154
Dial from outside Canada or the US:	1-437-900-0527
Pass code:	51154#
Live audio webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 15, 2025 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-660-6345
Dial from outside Canada or the US:	1-289-819-1450
Pass code:	51154#
Archived audio webcast:	Webcast Link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Corporate Development for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com.

For further information:

Investor Contact

Emma Murray

Vice President, Investor Relations

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Media Contact

Simona Antolak

Vice President, Communications & Corporate Affairs

Tel: 1-604-639-9870

Email: simona.antolak@wheatonpm.com

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2025	2024	2025	2024

Sales	$503,218	$299,064	$973,629	$595,870

Cost of sales

Cost of sales, excluding depletion	$75,169	$54,007	$149,805	$115,562

Depletion	75,002	58,865	151,695	122,541

Total cost of sales	$150,171	$112,872	$301,500	$238,103

Gross margin	$353,047	$186,192	$672,129	$357,767

General and administrative	11,022	10,241	24,547	20,705

Share based compensation	9,962	6,241	22,143	7,522

Donations and community investments	2,368	703	5,060	2,273

Earnings from operations	$329,695	$169,007	$620,379	$327,267

Other income (expense)	9,736	5,122	17,256	12,317

Earnings before finance costs and income taxes	$339,431	$174,129	$637,635	$339,584

Finance costs	1,427	1,299	2,868	2,741

Earnings before income taxes	$338,004	$172,830	$634,767	$336,843

Income tax expense	45,734	50,513	88,513	50,485

Net earnings	$292,270	$122,317	$546,254	$286,358

Basic earnings per share	$0.644	$0.270	$1.204	$0.632

Diluted earnings per share	$0.643	$0.269	$1.202	$0.631

Weighted average number of shares outstanding

Basic	453,889	453,430	453,791	453,262

Diluted	454,663	454,104	454,550	453,888

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	As at June 30 2025	As at December 31 2024

Assets
Current assets
Cash and cash equivalents	$1,005,885	$818,166
Accounts receivable	15,586	6,217
Other	4,725	3,697

Total current assets	$1,026,196	$828,080

Non-current assets
Mineral stream interests	$6,669,707	$6,379,580
Early deposit mineral stream interests	47,094	47,094
Mineral royalty interests	40,421	40,421
Long-term equity investments	171,531	98,975
Property, plant and equipment	10,517	8,691
Other	16,919	21,616

Total non-current assets	$6,956,189	$6,596,377

Total assets	$7,982,385	$7,424,457

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$7,857	$13,553
Income taxes payable	112,511	2,127
Current portion of performance share units	18,194	13,562
Current portion of lease liabilities	566	262

Total current liabilities	$139,128	$29,504

Non-current liabilities
Performance share units	$9,515	$11,522
Lease liabilities	7,682	4,909
Income taxes payable - non-current	94,701	113,505
Deferred income taxes	386	349
Pension liability	5,267	5,289

Total non-current liabilities	$117,551	$135,574

Total liabilities	$256,679	$165,078

Shareholders’ equity
Issued capital	$3,810,111	$3,798,108
Reserves	(5,654)	(63,503)
Retained earnings	3,921,249	3,524,774

Total shareholders’ equity	$7,725,706	$7,259,379

Total liabilities and shareholders’ equity	$7,982,385	$7,424,457

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	2025	2024	2025	2024

Operating activities

Net earnings	$292,270	$122,317	$546,254	$286,358

Adjustments for

Depreciation and depletion	75,322	59,211	152,316	123,224

Equity settled share based compensation	1,809	1,655	3,234	3,253

Performance share units - expense	8,153	4,586	18,909	4,269

Performance share units - paid	-	-	(17,209)	(11,129)

Income tax expense	45,734	50,513	88,513	50,485

Investment income recognized in net earnings	(8,742)	(4,877)	(17,789)	(11,315)

Other	164	640	3,171	580

Change in non-cash working capital	(6,709)	(3,664)	(14,450)	(1,508)

Cash generated from operations before income taxes and interest	$408,001	$230,381	$762,949	$444,217

Income taxes refunded (paid)	(948)	(75)	(3,182)	(191)

Interest paid	(87)	(73)	(178)	(148)

Interest received	7,993	4,160	16,163	9,895

Cash generated from operating activities	$414,959	$234,393	$775,752	$453,773

Financing activities

Credit facility extension fees	$(862)	$(925)	$(862)	$(925)

Share purchase options exercised	1,967	8,348	4,473	12,164

Lease payments	(89)	(147)	(211)	(295)

Dividends paid	(147,939)	(139,124)	(147,939)	(139,124)

Cash used for financing activities	$(146,923)	$(131,848)	$(144,539)	$(128,180)

Investing activities

Mineral stream interests	$(347,951)	$(35,605)	$(443,691)	$(486,507)

Mineral royalty interest	-	(10,078)	-	(22,025)

Acquisition of long-term investments	-	-	(3)	(751)

Proceeds on disposal of long-term investments	-	177,088	-	177,088

Dividends received	287	481	526	1,181

Other	(231)	(193)	(491)	(789)

Cash (used for) generated from investing activities	$(347,895)	$131,693	$(443,659)	$(331,803)

Effect of exchange rate changes on cash and cash equivalents	$163	$(130)	$165	$(100)

(Decrease) increase in cash and cash equivalents	$(79,696)	$234,108	$187,719	$(6,310)

Cash and cash equivalents, beginning of period	1,085,581	306,109	818,166	546,527

Cash and cash equivalents, end of period	$1,005,885	$540,217	$1,005,885	$540,217

Summary of Units Produced

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023

Gold ounces produced ²

Salobo	69,417	71,384	84,291	62,689	63,225	61,622	71,777	69,045

Sudbury [3]	4,508	4,880	5,259	3,593	4,477	5,618	5,823	3,857

Constancia	4,604	4,876	18,727	10,760	6,269	14,316	22,781	19,420

San Dimas [4]	6,987	8,416	7,263	6,882	7,089	7,542	10,023	9,995

Stillwater [5]	1,654	1,339	2,166	2,247	2,099	2,637	2,341	2,454

Other

Marmato	748	757	622	648	584	623	668	673

Blackwater	4,050	1,017	-	-	-	-	-	-

Total Other	4,798	1,774	622	648	584	623	668	673

Total gold ounces produced	91,968	92,669	118,328	86,819	83,743	92,358	113,413	105,444

Silver ounces produced [2]

Peñasquito [6]	2,103	1,754	2,465	1,785	2,263	2,643	1,036	-

Antamina	1,299	1,087	947	925	992	806	1,030	894

Constancia	552	555	969	648	451	640	836	697

Other

Los Filos [7]	-	37	29	26	27	48	26	32

Zinkgruvan	684	585	637	537	699	641	510	785

Neves-Corvo	449	459	494	425	432	524	573	486

Aljustrel [8]	-	-	-	-	-	-	-	327

Cozamin	174	174	192	185	177	173	185	165

Marmato	8	8	7	7	6	7	10	11

Blackwater	138	34	-	-	-	-	-	-

Total Other	1,453	1,297	1,359	1,180	1,341	1,393	1,304	1,806

Total silver ounces produced	5,407	4,693	5,740	4,538	5,047	5,482	4,206	3,397

Palladium ounces produced ²

Stillwater [5]	2,435	2,661	2,797	4,034	4,338	4,463	4,209	4,006

Cobalt pounds produced ²

Voisey’s Bay	647	540	393	397	259	240	215	183

GEOs produced [9]	158,608	150,601	187,625	142,716	144,904	158,490	164,599	147,047

Average payable rate [2]
Gold	95.3%	94.9%	95.3%	95.0%	95.0%	94.7%	95.1%	95.4%
Silver	87.2%	86.4%	84.2%	83.9%	84.3%	84.5%	83.0%	78.5%
Palladium	97.4%	96.4%	97.5%	98.4%	97.3%	97.8%	98.0%	94.1%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [9]	92.1%	91.9%	91.3%	90.9%	90.7%	90.6%	91.6%	90.9%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 30, 2025, the fixed gold to silver exchange ratio has been revised to 90:1. For reference, attributable silver production from prior periods is as follows: Q2 2025 - 311,000 ounces; Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces.

5)

Comprised of the Stillwater and East Boulder gold and palladium interests. On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.

6)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
7)

On April 1, 2025, Equinox Gold Corp., reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
9)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Summary of Units Sold

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023

Gold ounces sold
Salobo	76,331	83,809	55,170	58,101	54,962	56,841	76,656	44,444
Sudbury [2]	2,849	5,632	4,048	2,495	5,679	4,129	5,011	4,836
Constancia	6,827	9,788	17,873	5,186	6,640	20,123	19,925	12,399
San Dimas	7,235	8,962	6,990	7,022	6,801	7,933	10,472	9,695
Stillwater [3]	1,386	1,947	2,410	1,635	2,628	2,355	2,314	1,985
Other
Marmato	742	737	650	550	616	638	633	792
777	-	-	-	-	-	-	-	275
Blackwater	3,291	110	-	-	-	-	-	-
Santo Domingo [4]	312	312	312	447	-	-	-	-
El Domo [4]	-	-	209	258	-	-	-	-

Total Other	4,345	1,159	1,171	1,255	616	638	633	1,067

Total gold ounces sold	98,973	111,297	87,662	75,694	77,326	92,019	115,011	74,426

Silver ounces sold
Peñasquito	2,112	1,976	1,852	1,667	1,482	1,839	442	453
Antamina	1,073	884	858	989	917	762	1,091	794
Constancia	625	730	797	366	422	726	665	435
Other
Los Filos	8	57	29	26	24	44	24	30
Zinkgruvan	520	446	452	488	597	297	449	714
Neves-Corvo	224	218	154	185	216	243	268	245
Aljustrel	-	-	-	-	-	1	86	142
Cozamin	154	164	158	148	158	147	141	139
Marmato	9	8	7	6	7	8	9	11
Blackwater	143	-	-	-	-	-	-	-
777	-	-	-	-	-	-	-	2

Total Other	1,058	893	800	853	1,002	740	977	1,283

Total silver ounces sold	4,868	4,483	4,307	3,875	3,823	4,067	3,175	2,965

Palladium ounces sold
Stillwater [3]	2,575	2,457	4,434	3,761	4,301	4,774	3,339	4,242

Cobalt pounds sold
Voisey’s Bay	353	265	485	88	88	309	288	198

GEOs sold [5]	157,916	165,297	141,495	122,242	123,462	142,294	154,355	111,218
Cumulative payable units PBND [6]
Gold ounces	89,492	100,512	123,511	97,929	90,406	88,145	92,729	99,891
Silver ounces	2,849	3,002	3,431	2,903	2,972	2,539	1,973	1,657
Palladium ounces	4,414	4,596	4,439	6,186	6,018	6,198	6,666	5,607
Cobalt pounds	1,168	917	678	796	513	360	356	377
GEO [5]	130,036	141,587	168,241	137,823	129,560	121,574	119,780	123,015

Inventory on hand
Cobalt pounds	-	-	-	-	-	-	88	155

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA. Please see the Company’s MD&A for more information.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

6)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended June 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	69,417	76,331	$	3,315		$429		$402	$252,997	$189,543	$220,263	$2,677,073

Sudbury [5]	4,508	2,849		3,368		400		1,326	9,597	4,679	8,457	230,307

Constancia	4,604	6,827		3,315		425		323	22,629	17,527	19,730	58,963

San Dimas	6,987	7,235		3,315		640		290	23,982	17,253	19,350	131,787

Stillwater	1,654	1,386		3,315		590		421	4,594	3,193	3,776	206,058

Other [6]	4,798	4,345		3,350		988		790	14,555	6,830	10,261	1,206,207
	91,968	98,973	$	3,318		$470		$433	$328,354	$239,025	$281,837	$4,510,395

Silver

Peñasquito	2,103	2,112		$33.83		$4.56		$4.86	$71,467	$51,574	$61,835	$224,608

Antamina	1,299	1,073		33.83		6.85		8.46	36,303	19,871	28,948	474,215

Constancia	552	625		33.83		6.26		6.10	21,138	13,413	17,227	157,109

Other [7]	1,453	1,058		34.81		4.76		5.39	36,831	26,093	27,480	721,492
	5,407	4,868	$	34.05		$5.33		$5.93	$165,739	$110,951	$135,490	$1,577,424

Palladium

Stillwater	2,435	2,575	$	996		$175		$429	$2,564	$1,009	$2,114	$211,019

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,814

	2,435	2,575	$	996		$175		$429	$2,564	$1,009	$2,114	$289,833

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,035

Cobalt
Voisey’s Bay	647	353	$	18.60		$3.57		$9.18	$6,561	$2,062	$2,907	$225,020

Operating results									$503,218	$353,047	$422,348	$6,669,707

Other
General and administrative										$(11,022)	$(10,498)
Share based compensation										(9,962)	-
Donations and community investments										(2,368)	(2,096)
Finance costs										(1,427)	(2,025)
Other										9,736	8,179
Income tax										(45,734)	(949)
Total other										$(60,777)	$(7,389)	$1,312,678

										$292,270	$414,959	$7,982,385

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6)

Other gold interests comprised of the operating Marmato and Blackwater gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provisions of the Santo Domingo PMPA. Please see the Company’s MD&A for more information.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin and Blackwater silver interests as well as the non-operating Stratoni, Aljustrel, Pascua-Lama, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Three Months Ended June 30, 2024

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	63,225	54,962	$	2,356		$425		$378	$129,466	$85,346	$105,795	$2,638,316

Sudbury [4]	4,477	5,679		2,357		400		1,326	13,383	3,581	11,106	250,227

Constancia	6,269	6,640		2,356		420		323	15,640	10,706	12,849	71,769

San Dimas	7,089	6,801		2,356		635		290	16,021	9,730	11,701	140,542

Stillwater	2,099	2,628		2,356		415		421	6,190	3,994	5,100	209,162

Other [5]	584	616		2,356		415		527	1,450	870	1,195	903,067
	83,743	77,326	$	2,356		$441		$438	$182,150	$114,227	$147,746	$4,213,083

Silver

Peñasquito	2,263	1,482		$28.75		$4.50		$4.86	$42,599	$28,735	$35,932	$261,561

Antamina	992	917		28.75		5.75		8.46	26,365	13,337	21,095	506,396

Constancia	451	422		28.75		6.20		6.10	12,122	6,934	9,508	172,475

Other [6]	1,341	1,002		30.14		4.35		4.50	30,205	21,336	21,614	624,616
	5,047	3,823	$	29.11		$4.95		$5.76	$111,291	$70,342	$88,149	$1,565,048

Palladium

Stillwater	4,338	4,301	$	979		$175		$429	$4,210	$1,611	$3,457	$216,696

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,815

	4,338	4,301	$	979		$175		$429	$4,210	$1,611	$3,457	$295,511

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,585

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,036

Cobalt
Voisey’s Bay	259	88	$	16.02		$3.11		$12.78	$1,413	$12	$2,081	$346,874

Operating results									$299,064	$186,192	$241,433	$6,487,552

Other
General and administrative										$(10,241)	$(8,962)
Share based compensation										(6,241)	-
Donations and community investments										(703)	(614)
Finance costs										(1,299)	(1,057)
Other										5,122	3,668
Income tax										(50,513)	(75)
Total other										$(63,875)	$(7,040)	$759,530

										$122,317	$234,393	$7,247,082

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	Q2 2025	Q2 2024	Change	Change

GEO Production [1,2]	158,608	144,904	13,705	9.5%

GEO Sales [2]	157,916	123,462	34,454	27.9%

Average price per GEO sold [2]	$3,187	$2,422	$765	31.6%

Revenue	$503,218	$299,064	$204,154	68.3%

Cost of sales, excluding depletion	$75,169	$54,007	$(21,162)	(39.2)%

Depletion	75,002	58,865	(16,137)	(27.4)%

Cost of sales	$150,171	$112,872	$(37,299)	(33.0)%

Gross margin	$353,047	$186,192	$166,855	89.6%

General and administrative	11,022	10,241	(781)	(7.6) %

Share based compensation	9,962	6,241	(3,721)	(59.6) %

Donations and community investments	2,368	703	(1,665)	(236.8) %

Earnings from operations	$329,695	$169,007	$160,688	95.1%

Other income (expense)	9,736	5,122	4,614	90.1%

Earnings before finance costs and income taxes	$339,431	$174,129	$165,302	94.9%

Finance costs	1,427	1,299	(128)	(9.9)%

Earnings before income taxes	$338,004	$172,830	$165,174	95.6%

Income tax expense	45,734	50,513	4,779	9.5%

Net earnings	$292,270	$122,317	$169,953	138.9%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Six Months Ended June 30, 2025
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	140,801	160,140		$3,084		$429		$390	$493,802	$362,714	$425,126	$2,677,073

Sudbury [5]	9,388	8,481		3,032		400		1,326	25,714	11,077	22,307	230,307

Constancia	9,480	16,615		3,055		425		323	50,752	38,335	43,698	58,963

San Dimas	15,403	16,197		3,070		638		290	49,733	34,698	39,392	131,787

Stillwater	2,993	3,333		3,057		536		421	10,188	7,000	8,402	206,058

Other [6]	6,572	5,504		3,245		868		863	17,860	8,332	13,082	1,206,207

	184,637	210,270		$3,082		$457		$427	$648,049	$462,156	$552,007	$4,510,395

Silver

Peñasquito	3,857	4,088		$32.96		$4.56		$4.86	$134,738	$96,240	$116,097	$224,608

Antamina	2,386	1,957		33.02		6.65		8.46	64,614	35,040	51,596	474,215

Constancia	1,107	1,355		32.86		6.26		6.10	44,514	27,764	36,034	157,109

Other [7]	2,750	1,951		34.23		4.60		5.73	66,811	46,637	50,549	721,492

	10,100	9,351		$33.22		$5.25		$5.98	$310,677	$205,681	$254,276	$1,577,424

Palladium

Stillwater	5,096	5,032		$981		$174		$429	$4,936	$1,903	$4,063	$211,019

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,814

	5,096	5,032		$981		$174		$429	$4,936	$1,903	$4,063	$289,833

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,584
	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	1,187	618		$16.15		$3.09		$9.18	$9,967	$2,389	$6,869	$225,020

Operating results									$973,629	$672,129	$817,215	$6,669,707

Other
General and administrative										$(24,547)	$(29,875)
Share based compensation										(22,143)	(17,209)
Donations and community investments										(5,060)	(4,975)
Finance costs										(2,868)	(3,186)
Other										17,256	16,964
Income tax										(88,513)	(3,182)

Total other										$(125,875)	$(41,463)	$1,312,678

										$546,254	$775,752	$7,982,385

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6)

Other gold interests comprised of the operating Marmato and Blackwater gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo PMPA. Please see the Company’s MD&A for more information.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin and Blackwater silver interests as well as the non-operating Stratoni, Aljustrel, Pascua-Lama, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Six Months Ended June 30, 2024
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	124,847	111,803		$2,212		$425		$386	$247,317	$156,742	$199,845	$2,638,316

Sudbury [4]	10,095	9,808		2,227		400		1,250	21,844	5,663	17,920	250,227

Constancia	20,585	26,763		2,143		420		317	57,363	37,616	46,112	71,769

San Dimas	14,631	14,734		2,204		633		284	32,469	18,967	23,147	140,542

Stillwater	4,736	4,983		2,222		394		463	11,073	6,801	9,108	209,162

Other [5]	1,207	1,254		2,212		394		527	2,773	1,618	2,279	903,067

	176,101	169,345		$2,202		$440		$419	$372,839	$227,407	$298,411	$4,213,083

Silver

Peñasquito	4,906	3,321		$25.97		$4.50		$4.42	$86,249	$56,636	$71,307	$261,561

Antamina	1,798	1,679		26.48		5.26		7.82	44,453	22,484	35,618	506,396

Constancia	1,091	1,148		25.58		6.20		6.19	29,358	15,134	22,242	172,475

Other [6]	2,734	1,742		27.48		4.27		4.35	47,889	32,873	37,433	624,616

	10,529	7,890		$26.36		$4.86		$5.39	$207,949	$127,127	$166,600	$1,565,048

Palladium

Stillwater	8,801	9,075		$979		$179		$438	$8,887	$3,294	$7,265	$216,696

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,815

	8,801	9,075		$979		$179		$438	$8,887	$3,294	$7,265	$295,511

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,585
	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,036

Cobalt

Voisey’s Bay	499	397		$15.61		$2.99		$12.77	$6,195	$(61)	$9,087	$346,874

Operating results									$595,870	$357,767	$481,363	$6,487,552

Other
General and administrative										$(20,705)	$(24,920)
Share based compensation										(7,522)	(11,129)
Donations and community investments										(2,273)	(1,988)
Finance costs										(2,741)	(2,182)
Other										12,317	12,820
Income tax										(50,485)	(191)

Total other										$(71,409)	$(27,590)	$759,530

										$286,358	$453,773	$7,247,082

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	YTD 2025	YTD 2024	Change	Change

GEO Production [1,2]	309,209	303,393	5,816	1.9%

GEO Sales [2]	323,212	265,756	57,457	21.6%

Average price per GEO sold [2]	$3,012	$2,242	$770	34.3%

Revenue	$973,629	$595,870	$377,759	63.4%

Cost of sales, excluding depletion	$149,805	$115,562	$(34,243)	(29.6)%

Depletion	151,695	122,541	(29,154)	(23.8)%

Cost of sales	$301,500	$238,103	$(63,397)	(26.6)%

Gross margin	$672,129	$357,767	$314,362	87.9%

General and administrative	24,547	20,705	(3,842)	(18.6)%

Share based compensation	22,143	7,522	(14,621)	(194.4)%

Donations and community investments	5,060	2,273	(2,787)	(122.6)%

Earnings from operations	$620,379	$327,267	$293,112	89.6%

Other income (expense)	17,256	12,317	4,939	40.1%

Earnings before finance costs and income taxes	$637,635	$339,584	$298,051	87.8%

Finance costs	2,868	2,741	(127)	(4.6)%

Earnings before income taxes	$634,767	$336,843	$297,924	88.4%

Income tax expense	88,513	50,485	(38,028)	(75.3)%

Net earnings	$546,254	$286,358	$259,896	90.8%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for per share amounts)	2025	2024	2025	2024

Net earnings	$292,270	$122,317	$546,254	$286,358

Add back (deduct):

(Gain) loss on fair value adjustment of share purchase warrants held	(2,134)	(197)	(2,757)	(380)
Deferred income tax (expense) recovery recognized in the Statement of OCI	(3,945)	2,863	(6,295)	2,766
Global minimum tax expense related to Q1-2024 earnings	-	24,755	-	-
Other	(187)	(173)	(372)	(346)

Adjusted net earnings	$286,004	$149,565	$536,830	$288,398

Divided by:
Basic weighted average number of shares outstanding	453,889	453,430	453,791	453,262
Diluted weighted average number of shares outstanding	454,663	454,104	454,550	453,888

Equals:
Adjusted earnings per share - basic	$0.630	$0.330	$1.183	$0.636
Adjusted earnings per share - diluted	$0.629	$0.329	$1.181	$0.635

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for per share amounts)	2025	2024	2025	2024
Cash generated by operating activities	$414,959	$234,393	$775,752	$453,773
Divided by:
Basic weighted average number of shares outstanding	453,889	453,430	453,791	453,262
Diluted weighted average number of shares outstanding	454,663	454,104	454,550	453,888
Equals:
Operating cash flow per share - basic	$0.914	$0.517	$1.709	$1.001
Operating cash flow per share - diluted	$0.913	$0.516	$1.707	$1.000

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025	2024	2025	2024
Cost of sales	$150,171	$112,872	$301,500	$238,103
Less: depletion	(75,002)	(58,865)	(151,695)	(122,541)
Less: cost of sales related to delay ounces [1]	(1,009)	-	(1,873)	-
Cash cost of sales	$74,160	$54,007	$147,932	$115,562
Cash cost of sales is comprised of:
Total cash cost of gold sold	$46,517	$34,066	$96,028	$74,427
Total cash cost of silver sold	25,934	18,914	49,122	38,326
Total cash cost of palladium sold	450	753	873	1,622
Total cash cost of cobalt sold [2]	1,259	274	1,909	1,187
Total cash cost of sales	$74,160	$54,007	$147,932	$115,562
Divided by:
Total gold ounces sold	98,973	77,326	210,270	169,345
Total silver ounces sold	4,868	3,823	9,351	7,890
Total palladium ounces sold	2,575	4,301	5,032	9,075
Total cobalt pounds sold	353	88	618	397
Equals:
Average cash cost of gold (per ounce)	$470	$441	$457	$440
Average cash cost of silver (per ounce)	$5.33	$4.95	$5.25	$4.86
Average cash cost of palladium (per ounce)	$175	$175	$174	$179
Average cash cost of cobalt (per pound)	$3.57	$3.11	$3.09	$2.99

1)	The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025	2024	2025	2024

Gross margin	$353,047	$186,192	$672,129	$357,767

Add back: depletion	75,002	58,865	151,695	122,541

Add back: cost of sales related to delay ounces [1]	1,009	-	1,873	-

Cash operating margin	$429,058	$245,057	$825,697	$480,308

Cash operating margin is comprised of:
Total cash operating margin of gold sold	$281,837	$148,084	$552,021	$298,412
Total cash operating margin of silver sold	139,805	92,377	261,555	169,623
Total cash operating margin of palladium sold	2,114	3,457	4,063	7,265
Total cash operating margin of cobalt sold	5,302	1,139	8,058	5,008

Total cash operating margin	$429,058	$245,057	$825,697	$480,308

Divided by:
Total gold ounces sold	98,973	77,326	210,270	169,345
Total silver ounces sold	4,868	3,823	9,351	7,890
Total palladium ounces sold	2,575	4,301	5,032	9,075
Total cobalt pounds sold	353	88	618	397

Equals:
Cash operating margin per gold ounce sold	$2,848	$1,915	$2,625	$1,762
Cash operating margin per silver ounce sold	$28.72	$24.16	$27.97	$21.50
Cash operating margin per palladium ounce sold	$821	$804	$807	$800
Cash operating margin per cobalt pound sold	$15.03	$12.91	$13.06	$12.62

1)	The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future price of commodities;
•

the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the at-the-market equity program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, including taxes payable under the GMT, and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, , or the ability of the Company to pay such taxes as and when due;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
•

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

•

risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F for the year ended December 31, 2024 on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
•	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
•

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2024, which was filed on March 31, 2025 and other continuous disclosure documents filed by Wheaton since January 1, 2025, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1Please refer to disclosure on non-GAAP measures in this press release. Details of the dividend can be found in the Wheaton’s news release dated August 7, 2025, titled “Wheaton Precious Metals Announces Quarterly Dividend.”

2Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3Gold equivalent forecast production for 2025 and the longer-term outlook are based on the following updated commodity price assumptions: $2,600 per ounce gold, $30 per ounce silver, $950 per ounce palladium, $950 per ounce of platinum and $13.50 per pound cobalt.

4Source: Company reports S&P Capital IQ estimates of 2024 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2024 and 2024 actual mill throughput and is weighted by individual reserve and resource category.

5Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 20 mining assets which are currently operating, 24 which are at various stages of development and 2 of which have been placed in care and maintenance or have been closed.

6Further details for long-term guidance can be found in the Wheaton news release dated February 18, 2025, titled “Wheaton Precious Metals Exceeds 2024 Production Guidance and Provides 2025 and Long-Term Outlook, Projecting 40% Growth in the Next Five Years.”

7Wheaton’s long-term production outlook is based on information available as of February 18, 2025, the date of publication. The Company will provide updated longer-term guidance in normal course in the first quarter of 2026, which will incorporate the impact of recent developments and corporate development activities announced in 2025.

8 As reported by Reuters news outlet on July 11, 2025 in the article titled “MMG, Hudbay warn Peru copper output a risk amid wildcat protest, sources say”.

9Under the Cangrejos PMPA, CMOC may purchase one-third of the Cangrejos stream if it provides notice of its intention to do so within 60 days of the change of control on June 23, 2025.